December 10, 2007

Ms. Sharon Blume

Reviewing Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Heritage Commerce Corp

Form 10-K for the Fiscal Year Ended December 31, 2006

Dear Ms. Blume:

We have received your letter dated November 27, 2007 regarding our Form 10-K for the fiscal year ended December 31, 2006.

We acknowledge that:

•                  Heritage Commerce Corp (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Attached is our response to your comments.  We appreciate your input to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

If you have any questions or additional comments, please call me at (408) 494-4562.

Sincerely,

/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and Chief Financial Officer
On behalf of Heritage Commerce Corp

CC:  Chris Harley, Staff Accountant

Response to SEC Letter Dated November 27, 2007

Overview:

In developing our response to the SEC’s letter dated November 27, 2007, Heritage Commerce Corp’s (the “Company”) management recommended to the Company’s Audit Committee of the Board of Directors to restate the financial statements for the year of 2006, 2005 and 2004, and for the first, second and third quarters of 2007. The Audit Committee met on December 6, 2007 and voted to restate the aforementioned financial statements.  Management and the Audit Committee have discussed these matters with the Company’s independent registered public accounting firms, Crowe Chizek and Company LLP for 2007, 2006 and 2005, and Deloitte & Touche LLP for 2004.

Responses to individual comments in your letter dated November 27, 2007, follow:

Comment 1:

We have reviewed your response to prior comments one and two from our letter dated October 4, 2007. We do not believe the qualitative information presented overcomes the quantitative significance of the errors to your Consolidated Statements of Cash Flows, and therefore precludes the Company from following GAAP. Please amend your December 31, 2006 Form 10-K and subsequent Form 10-Qs for each period presented. In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment. Also, tell us if you will be filing an Item 4.02 8-K.

Response:

The Company will amend the Form 10-K for December 31, 2006 and the quarterly reports on Form 10-Q filed in 2007.  The Company expects to file an Item 4.02 (a) Form 8-K by December 12, 2007.

Comment 2:

We have reviewed your response to prior comment three from our letter dated October 4, 2007. Please correct the balance sheet error described in the response in your amended filings.

Response:

The Company will correct the balance sheet error in our amended filings.

Comment 3:

Consistent with our position described in comment one above, we do not believe it is appropriate to characterize the corrections to your Consolidated Statements of Cash Flows as “reclassifications” when there is specific GAAP guidance describing the appropriate cash flow statement classification. In your amended filing, please specifically state that the reclassifications are corrections of errors that have been made in order to comply with GAAP.

Response:

In our amended filings, we will state that the reclassifications are corrections of errors to comply with GAAP.